Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Life Insurance Company Limited, you should at once hand this circular and the accompanying proxy form, the reply slip for the Annual General Meeting and, if applicable, the 2019 Annual Report to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

中國人壽保險股份有限公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

REPORTS OF THE BOARD OF DIRECTORS AND THE BOARD OF

SUPERVISORS FOR THE YEAR 2019

FINANCIAL REPORT AND PROFIT DISTRIBUTION PLAN

FOR THE YEAR 2019

REMUNERATION OF DIRECTORS AND SUPERVISORS

ELECTION OF MR. LAM CHI KUEN AS

AN INDEPENDENT DIRECTOR OF THE SIXTH SESSION OF

THE BOARD OF DIRECTORS

REMUNERATION OF AUDITORS FOR THE YEAR 2019 AND

APPOINTMENT OF AUDITORS FOR THE YEAR 2020

GENERAL MANDATE TO ISSUE H SHARES

DUTY REPORT OF THE INDEPENDENT DIRECTORS OF

THE BOARD OF DIRECTORS FOR THE YEAR 2019

REPORT ON THE OVERALL STATUS OF

CONNECTED TRANSACTIONS FOR THE YEAR 2019

AND

NOTICE OF ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting of China Life Insurance Company Limited to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Monday, 29 June 2020 at 10:00 a.m. is set out on pages 6 to 12 of this circular.

Whether or not you are able to attend the Annual General Meeting, you are advised to read the notice of Annual General Meeting and to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents should be returned to the Company’s Board Office in person or by post not less than 24 hours before the time appointed for convening the Annual General Meeting (i.e. no later than 10:00 a.m. on 28 June 2020) or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the Annual General Meeting or at any adjourned meeting if you so wish.

If you intend to attend the Annual General Meeting in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Company’s Board Office (for holders of A Shares) on or before Tuesday, 9 June 2020.

In the interest of all shareholders’ health and safety and in order to prevent and control the spread of COVID-19, the Company reminds all shareholders that physical attendance in person at the Annual General Meeting is not necessary for the purpose of exercising voting rights. Shareholders may appoint the chairman of the meeting as their proxy to vote on the relevant resolutions at the Annual General Meeting instead of attending the Annual General Meeting in person, by completing and returning the proxy form attached to this circular.

17 April 2020

TABLE OF CONTENTS

Pages

DEFINITIONS	1

LETTER FROM THE BOARD	3

NOTICE OF ANNUAL GENERAL MEETING	6

APPENDIX I — BUSINESS OF THE ANNUAL GENERAL MEETING	13

APPENDIX II — REPORT ON THE OVERALL STATUS OF

CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2019	23

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	the domestic share(s) of RMB1.00 each in the share capital of the Company which are listed on the Shanghai Stock Exchange and traded in RMB

“AGM” or “Annual General Meeting”	the annual general meeting of the Company to be held on Monday, 29 June 2020 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China

“Articles of Association”	the articles of association of the Company, as amended from time to time

“Board” or “Board of Directors”	the board of Directors of the Company

“Board of Supervisors”	the board of Supervisors of the Company

“CBIRC”	the China Banking and Insurance Regulatory Commission

“Company”	China Life Insurance Company Limited, a joint stock limited company incorporated in the PRC with limited liability

“Directors”	the directors of the Company

“H Share(s)”	the overseas listed foreign share(s) of RMB1.00 each in the share capital of the Company which are listed on the Hong Kong Stock Exchange and traded in Hong Kong dollars

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Directors” or “Independent Non-executive Directors”	the independent non - executive Directors of the Company

DEFINITIONS

“PRC” or “China”	the People’s Republic of China, and for the purpose of this circular only, excluding Hong Kong, Macau Special Administrative Region and Taiwan region

“RMB”	the lawful currency of the PRC

“Supervisors”	the supervisors of the Company

Note:	If there is any inconsistency between the Chinese and English versions of this circular, the Chinese version shall prevail.

LETTER FROM THE BOARD

中國人壽保險股份有限公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

Board of Directors:	Office Address:
Chairman and Executive Director:	16 Financial Street
Mr. Wang Bin	Xicheng District
Beijing 100033
Executive Directors:	PRC
Mr. Su Hengxuan, Mr. Li Mingguang, Mr. Zhao Peng
Place of Business in Hong Kong:
Non-executive Directors:	The Hong Kong Office
Mr. Yuan Changqing, Mr. Liu Huimin,	16/F, Tower A, China Life Centre
Mr. Yin Zhaojun, Mr. Wang Junhui	One Harbour Gate
18 Hung Luen Road
Independent Non-executive Directors:	Hung Hom, Kowloon
Mr. Chang Tso Tung Stephen, Mr. Robinson Drake Pike,	Hong Kong
Mr. Tang Xin, Ms. Leung Oi-Sie Elsie

17 April 2020

To the shareholders

Dear Sir or Madam,

INTRODUCTION

On behalf of the Board of Directors, I invite you to attend the AGM to be held on Monday, 29 June 2020 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China.

The purpose of this circular is to provide you with the notice of the AGM and to provide you with the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the proposed resolutions at the AGM.

LETTER FROM THE BOARD

BUSINESS TO BE CONSIDERED AT THE AGM

The resolutions proposed at the AGM are set out in the Notice of Annual General Meeting on pages 6 to 12 of this circular. At the AGM, ordinary resolutions will be proposed to approve: (1) the report of the Board of Directors of the Company for the year 2019, (2) the report of the Board of Supervisors of the Company for the year 2019, (3) the financial report of the Company for the year 2019, (4) the profit distribution plan of the Company for the year 2019, (5) the remuneration of Directors and Supervisors of the Company, (6) the election of Mr. Lam Chi Kuen as an Independent Director of the sixth session of the Board of Directors of the Company, and (7) the remuneration of auditors of the Company for the year 2019 and the appointment of auditors of the Company for the year 2020.

A special resolution will be proposed at the AGM to approve: (8) the general mandate of the Company to issue H Shares.

The matters for shareholders’ review at the AGM include: (9) the duty report of the Independent Directors of the Board of Directors of the Company for the year 2019, and (10) the report on the overall status of connected transactions of the Company for the year 2019.

In order to enable you to have a better understanding of the resolutions to be proposed at the AGM and to make an informed decision thereof, we have provided detailed information in this circular, including explanatory information on the proposed matters to be approved or reviewed at the AGM (see Appendix I), and the report on the overall status of connected transactions for the year 2019 (see Appendix II).

THE AGM

The proxy form and the reply slip of the AGM are enclosed.

If you intend to appoint a proxy to attend the AGM, you are required to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to Computershare Hong Kong Investor Services Limited, and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents should be returned to the Company’s Board Office in person or by post not less than 24 hours before the time appointed for convening the AGM (i.e. no later than 10:00 a.m. on 28 June 2020) or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the AGM or at any adjourned meeting if you so wish.

If you intend to attend the AGM in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Company’s Board Office (for holders of A Shares) on or before Tuesday, 9 June 2020.

LETTER FROM THE BOARD

In the interest of all shareholders’ health and safety and in order to prevent and control the spread of COVID-19 (the “Epidemic”), the Company reminds all shareholders that physical attendance in person at the AGM is not necessary for the purpose of exercising voting rights. Shareholders may appoint the chairman of the meeting as their proxy to vote on the relevant resolutions at the AGM instead of attending the AGM in person, by completing and returning the proxy form attached to this circular. If you have any questions about the resolutions to be considered at the AGM, you may send them to the Company’s investor relations email address, ir@e-chinalife.com, and the Company will answer the questions on a timely basis.

Shareholders attending the AGM shall pay attention to and comply with the relevant regulations and requirements regarding health declaration, quarantine and observation during the Epidemic prevention and control period in Beijing. The Company will strictly comply with the requirements regarding the Epidemic prevention and control stipulated by government departments, and take relevant prevention and control measures including monitoring the temperatures of shareholders attending the AGM under the guidance and supervision of relevant government departments. Shareholders having a fever or other symptoms, not wearing a surgical mask as required, or failing to comply with the relevant regulations and requirements regarding the Epidemic prevention and control will not be able to enter the venue of the AGM.

VOTING BY POLL

According to Rule 13.39(4) of the Hong Kong Listing Rules, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the AGM will exercise his power under the Articles of Association to demand a poll in relation to all the proposed resolutions at the AGM.

RECOMMENDATION

The Board considers that all resolutions proposed for consideration and approval by the shareholders at the AGM are in the best interests of the Company and its shareholders as a whole. Accordingly, the Board recommends the shareholders of the Company to vote in favour of all the proposed resolutions at the AGM.

Yours faithfully,

Wang Bin

Chairman

NOTICE OF ANNUAL GENERAL MEETING

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Annual General Meeting”) of China Life Insurance Company Limited (the “Company”) will be held on Monday, 29 June 2020 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, for the following purposes:

ORDINARY RESOLUTIONS

1.	To consider and approve the report of the Board of Directors of the Company for the year 2019.

2.	To consider and approve the report of the Board of Supervisors of the Company for the year 2019.

3.	To consider and approve the financial report of the Company for the year 2019.

4.	To consider and approve the profit distribution plan of the Company for the year 2019.

5.	To consider and approve the remuneration of Directors and Supervisors of the Company.

6.	To consider and approve the election of Mr. Lam Chi Kuen as an Independent Director of the sixth session of the Board of Directors of the Company.

7.	To consider and approve the remuneration of auditors of the Company for the year 2019 and the appointment of auditors of the Company for the year 2020.

SPECIAL RESOLUTION

8.

To authorize the Board of Directors to determine if the Company shall issue overseas listed foreign shares (“H Shares”), after taking into account the market conditions and the needs of the Company, of an amount of not more than 20% of the H Shares of the Company in issue as at the date of passing of the special resolution at the Annual General Meeting.

NOTICE OF ANNUAL GENERAL MEETING

Particulars of the authorization include but are not limited to:

(1)

To authorize the Board of Directors to allot, issue and deal with H Shares (“New Shares”) in accordance with the Company Law of the PRC and the regulatory requirements of the jurisdictions in which the shares of the Company are listed, after obtaining the approvals of the China Securities Regulatory Commission and other relevant PRC government departments. The aggregate nominal value of the New Shares to be allotted and issued (whether pursuant to a share option or otherwise) shall not exceed 20% of the total nominal value of the H Shares of the Company in issue as at the date of passing of this resolution.

(2)	To authorize the Board of Directors to exercise the power of the Company to determine the terms and conditions for the allotment and issue of the New Shares, which include but not limited to:

(a)	the class and number of the New Shares to be allotted and/or issued;

(b)	the target of the issue and the use of proceeds;

(c)	the method of determining the issue price of the New Shares and/or the issue price (including the price range);

(d)	the commencement and closing dates for the issue;

(e)	the class and number of the New Shares to be issued to the existing shareholders; and

(f)	the making or grant of offers for sale, agreements and options which may require the exercise of such powers.

(3)

To authorize the Board of Directors to execute all necessary documents, to complete the necessary formalities and to take other necessary steps in order to complete the allotment, issue and listing of the New Shares, provided that there is no violation of the relevant laws, administrative regulations, the regulatory requirements of the jurisdictions in which the shares of the Company are listed and the Articles of Association of the Company, including but not limited to:

(a)	to consider, approve and execute on behalf of the Company agreements in relation to the issue, such as the underwriting agreement and engagement letters of intermediaries;

(b)

to fulfill the relevant approval process according to the requirements of the regulatory authorities and the jurisdictions in which the shares of the Company are listed, and to consider, approve and execute on behalf of the Company legal documents in relation to the issue which shall be submitted to the relevant regulatory authorities;

NOTICE OF ANNUAL GENERAL MEETING

(c)	to amend the relevant agreements and legal documents mentioned in (a) and (b) above in accordance with the requirements of domestic and foreign regulatory authorities;

(d)	to consider and approve the affixing of the company seal on the relevant agreements and legal documents; and

(e)	to engage intermediaries for the issue, and to approve and execute such acts, deeds and documents as may be necessary, appropriate, desirable or relevant for the issue.

(4)

To authorize the Board of Directors to, subject to the approval of the relevant PRC authorities, increase the registered capital of the Company to the required amount according to the actual shareholding structure of the Company at the time of completion of the allotment and issue of the New Shares and in accordance with the Company Law of the PRC.

(5)

To authorize the Board of Directors to make amendments to the Articles of Association of the Company as appropriate and necessary upon the allotment and issue of the New Shares, according to the method of the allotment and issue of the New Shares of the Company, the type and number of the New Shares to be allotted and issued, and the actual shareholding structure of the Company at the time of completion of the allotment and issue of the New Shares, in order to reflect the changes in the share capital structure and the registered capital of the Company, and any other changes caused by this authorization.

(6)	The general mandate shall come into force as of the date of passing of this resolution at the Annual General Meeting and shall continue in force until the earliest of the following three dates:

(a)	the conclusion of the annual general meeting of the Company for the year 2020;

(b)	the expiration of the 12-month period following the passing of this resolution at the Annual General Meeting; and

(c)	the date on which the authority given under this resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting.

NOTICE OF ANNUAL GENERAL MEETING

TO RECEIVE RELEVANT REPORTS

9.	To receive the duty report of the Independent Directors of the Board of Directors of the Company for the year 2019.

10.	To receive the report on the overall status of connected transactions of the Company for the year 2019.

Note:	The English version of this notice is for reference only. If there is any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

By Order of the Board Heng Victor Ja Wei Company Secretary

17 April 2020

As at the date of this notice, the Board of Directors of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang, Zhao Peng
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Wang Junhui
Independent Non-executive	Chang Tso Tung Stephen, Robinson Drake Pike,
Directors:	Tang Xin, Leung Oi-Sie Elsie

Notes:

1.	ELIGIBILITY FOR ATTENDING THE ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The H Share register of members of the Company will be closed for the purpose of determining the entitlement of holders of H Shares to attend the Annual General Meeting from Saturday, 30 May 2020 to Monday, 29 June 2020 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the Annual General Meeting, holders of H Shares should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Friday, 29 May 2020.

The Company will announce separately on the Shanghai Stock Exchange details of the eligibility of holders of A Shares for attending the Annual General Meeting.

2.	RECOMMENDATION OF FINAL DIVIDEND, WITHHOLDING AND PAYMENT OF INCOME TAX AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The Board of Directors has recommended a final dividend of RMB0.73 per share (inclusive of tax), amounting to a total of approximately RMB20,633 million. If the dividend is distributed upon the approval of Resolution No. 4 by the shareholders, the final dividend is expected to be paid on Wednesday, 26 August 2020 to the holders of H Shares whose names appear on the H Share register of members of the Company on Wednesday, 15 July 2020.

The H Share register of members of the Company will be closed from Thursday, 9 July 2020 to Wednesday, 15 July 2020 (both days inclusive), during which period no transfer of H Shares will be registered. In order to be entitled to the dividend, holders of H Shares should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Wednesday, 8 July 2020.

NOTICE OF ANNUAL GENERAL MEETING

According to the Enterprise Income Tax Law of the People’s Republic of China (《中華人民共和國企業所得稅法》) and its implementation regulations which came into effect on 1 January 2008 and were amended on 29 December 2018 and other relevant rules and regulations, the Company is required to withhold and pay enterprise income tax at the rate of 10% before distributing the 2019 final dividend to non-resident enterprise shareholders as appearing on the H Share register of members of the Company. Any shares registered in the name of non-individual registered shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations, will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax.

Pursuant to the Individual Income Tax Law of the People’s Republic of China (《中華人民共和國個人所得稅法》) and its implementation regulations and other relevant rules and regulations, the Company is required to withhold and pay individual income tax before distributing the 2019 final dividend to individual shareholders as appearing on the H Share register of members of the Company (the “Individual H Shareholders”). However, the Individual H Shareholders may be entitled to certain tax preferential treatments pursuant to the tax treaties between the PRC and the countries (regions) in which the Individual H Shareholders are domiciled and the tax arrangements between Mainland China and Hong Kong (Macau). In this regard, the Company will implement the following arrangements in relation to the withholding and payment of individual income tax for the Individual H Shareholders:

•

For Individual H Shareholders who are Hong Kong or Macau residents or whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 10%, the Company will withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend;

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of less than 10%, the Company will temporarily withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend;

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the effective tax rate stipulated in the relevant tax treaty in the distribution of final dividend;

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 20%, or a country (region) which has not entered into any tax treaties with the PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the Individual H Shareholders in the distribution of final dividend.

If Individual H Shareholders consider that the tax rate adopted by the Company for the withholding and payment of individual income tax on their behalf is not the same as the tax rate stipulated in any tax treaties between the PRC and the countries (regions) in which they are domiciled, please submit promptly to the H Share registrar of the Company, Computershare Hong Kong Investor Services Limited, a letter of entrustment and all application materials showing that they are residents of a country (region) which has entered into a tax treaty with the PRC. The Company will then submit the above documents to competent tax authorities who will proceed with the subsequent tax related arrangements.

As to the holders of A Shares, it is expected that the Company will complete the distribution of the 2019 final dividend by Monday, 20 July 2020. The Company will announce separately on the Shanghai Stock Exchange details of the arrangement regarding the distribution of the 2019 final dividend to its holders of A Shares.

For Hong Kong investors (including enterprises and individuals) investing in the Company’s A Shares via the Shanghai Stock Connect Program, their dividends will be distributed in RMB by the Company through the Shanghai Branch of China Securities Depository and Clearing Corporation Limited to the account of the nominee holding such A Shares. The Company will withhold and pay income tax at the rate of 10% on behalf of those investors. For investors via the Shanghai Stock Connect Program who are tax residents of other countries and whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of less than 10%, those enterprises or individuals may, or may entrust a withholding agent to, apply to the competent tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the paid amount in excess of the tax payable based on the tax rate according to such tax treaty will be refunded. The record date, the dividend distribution date and other arrangements for investors via the Shanghai Stock Connect Program will be the same as those for the holders of A Shares of the Company.

NOTICE OF ANNUAL GENERAL MEETING

For Shanghai and Shenzhen investors (including enterprises and individuals) investing in the Company’s H Shares via the Hong Kong Stock Connect Program, the Shanghai Branch and the Shenzhen Branch of China Securities Depository and Clearing Corporation Limited, as the nominees of the holders of H Shares for investors via the Hong Kong Stock Connect Program, will receive the dividends distributed by the Company and distribute such dividends to the relevant investors through its depositary and clearing system. The final dividend to be distributed to the investors of H Shares via the Hong Kong Stock Connect Program will be paid in RMB. The record date for investors of H Shares via the Hong Kong Stock Connect Program will be the same as that for the holders of H Shares of the Company. If approved at the Annual General Meeting, the final dividend is expected to be paid by Monday, 31 August 2020 to the investors of H Shares via the Hong Kong Stock Connect Program. Pursuant to the Notice on Relevant Taxation Policies Concerning the Pilot Inter-connected Mechanism for Trading on the Shanghai Stock Market and the Hong Kong Stock Market (Cai Shui [2014] No. 81) (《關於滬港股票市場 交易互聯互通機制試點有關稅收政策的通知》（財稅[2014]81號）) promulgated on 17 November 2014, the Notice on Relevant Taxation Policies Concerning the Pilot Inter-connected Mechanism for Trading on the Shenzhen Stock Market and the Hong Kong Stock Market (Cai Shui [2016] No. 127) (《關於深港股票市場交易互聯互通機制試點有關稅收政策 的通知》（財稅[2016]127號）) promulgated on 5 December 2016, the Notice of the Ministry of Finance, the State Administration of Taxation and the China Securities Regulatory Commission on Continuing to Implement the Relevant Individual Income Tax Policy Concerning the Inter-connected Mechanism for Trading on the Shanghai Stock Market and the Hong Kong Stock Market (Cai Shui [2017] No. 78) (《財政部、稅務總局、證監會關於繼續執行滬港股票市場交易 互聯互通機制有關個人所得稅政策的通知》（財稅[2017]78號）) promulgated on 17 November 2017, and the Announcement on Continuing to Implement the Relevant Individual Income Tax Policies on the Interconnected Mechanisms for Trading on the Shanghai and Hong Kong Stock Markets and for Trading on the Shenzhen and Hong Kong Stock Markets and on the Mutual Recognition of Funds between the Mainland and Hong Kong (Announcement No. 93 in 2019 of the Ministry of Finance, the State Administration of Taxation and the China Securities Regulatory Commission) (《關於繼續執行滬港、深港股票市場交易互聯互通機制和內地與香港基金互認有關個人所得稅政策的公告》（財政 部、稅務總局、證監會公告2019年第93號）) promulgated on 5 December 2019:

•

For Mainland individual investors who invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will withhold individual income tax at the rate of 20% in the distribution of the final dividend. Individual investors may, by producing valid tax payment proofs, apply to the competent tax authority of China Securities Depository and Clearing Corporation Limited for tax refund relating to the withholding tax already paid abroad. For Mainland securities investment funds that invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will withhold individual income tax in the distribution of the final dividend pursuant to the foregoing provisions;

•

For Mainland enterprise investors that invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will not withhold the income tax in the distribution of the final dividend and the Mainland enterprise investors shall file the tax returns on their own.

3.	PROXY

(1)

Each shareholder entitled to attend and vote at the Annual General Meeting may appoint one or more proxies in writing to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

(2)

The instrument appointing a proxy must be in writing by the appointor or his attorney duly authorized in writing, or if the appointor is a legal entity, either under seal or signed by a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign or other documents of authorization must be notarized.

To be valid, for holders of H Shares, the proxy form and notarized power of attorney or other documents of authorization must be delivered to Computershare Hong Kong Investor Services Limited, not less than 24 hours before the time appointed for the Annual General Meeting (i.e. no later than 10:00 a.m. on 28 June 2020) (the proxy form for use at the Annual General Meeting is attached herewith).

NOTICE OF ANNUAL GENERAL MEETING

4.	REGISTRATION PROCEDURES FOR ATTENDING THE ANNUAL GENERAL MEETING

(1)

A shareholder or his proxy should produce proof of identity when attending the Annual General Meeting. If a shareholder is a legal person, its legal representative or other person authorized by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such person to attend the meeting.

(2)

Shareholders of the Company intending to attend the Annual General Meeting in person or by their proxies should return the reply slip for attending the Annual General Meeting in person, by post or by facsimile to Computershare Hong Kong Investors Services Limited (for holders of H Shares) or to the Company’s Board Office (for holders of A Shares) on or before Tuesday, 9 June 2020.

5.	VOTING BY POLL

According to Rule 13.39(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the Annual General Meeting will exercise his power under the Articles of Association to demand a poll in relation to all the proposed resolutions at the Annual General Meeting.

6.	MISCELLANEOUS

(1)

In the interest of all shareholders’ health and safety and in order to prevent and control the spread of COVID-19 (the “Epidemic”), the Company reminds all shareholders that physical attendance in person at the Annual General Meeting is not necessary for the purpose of exercising voting rights. Shareholders may appoint the chairman of the meeting as their proxy to vote on the relevant resolutions at the Annual General Meeting instead of attending the Annual General Meeting in person, by completing and returning the proxy form. If you have any questions about the resolutions to be considered at the Annual General Meeting, you may send them to the Company’s investor relations email address, ir@e-chinalife.com, and the Company will answer the questions on a timely basis.

(2)

Shareholders attending the Annual General Meeting shall pay attention to and comply with the relevant regulations and requirements regarding health declaration, quarantine and observation during the Epidemic prevention and control period in Beijing. The Company will strictly comply with the requirements regarding the Epidemic prevention and control stipulated by government departments, and take relevant prevention and control measures including monitoring the temperatures of shareholders attending the Annual General Meeting under the guidance and supervision of relevant government departments. Shareholders having a fever or other symptoms, not wearing a surgical mask as required, or failing to comply with the relevant regulations and requirements regarding the Epidemic prevention and control will not be able to enter the venue of the Annual General Meeting.

(3)	Shareholders who attend the meeting in person or by proxy shall bear their own travelling and accommodation expenses.

(4)	The address of Computershare Hong Kong Investor Services Limited is: Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(5)

The address of China Securities Depository and Clearing Corporation Limited Shanghai Branch is: Level 36, China Insurance Building, 166 East Lujiazui Road, Pudong New District, Shanghai, the People’s Republic of China.

(6)

The address of China Securities Depository and Clearing Corporation Limited Shenzhen Branch is: 22-28/F, Shenzhen Stock Exchange Building, 2012 Shennan Blvd, Futian District, Shenzhen, the People’s Republic of China.

(7)	The office address of the Company is: 16 Financial Street, Xicheng District, Beijing, the People’s Republic of China.

Postal code	:	100033
Contact office	:	Board Office
Telephone No.	:	86 (10) 6363 1248
Facsimile No.	:	86 (10) 6657 5112

APPENDIX I BUSINESS OF THE ANNUAL GENERAL MEETING

The explanatory information to the proposed matters to be approved or reviewed at the AGM are set out below:

(A).	ORDINARY RESOLUTIONS

RESOLUTION 1.	TO CONSIDER AND APPROVE THE REPORT OF THE BOARD OF DIRECTORS OF THE COMPANY FOR THE YEAR 2019

The Company’s report of the Board of Directors for the year 2019 is set out in the sections headed “Report of Corporate Governance” and “Report of the Board of Directors” in the Company’s 2019 Annual Report.

RESOLUTION 2.	TO CONSIDER AND APPROVE THE REPORT OF THE BOARD OF SUPERVISORS OF THE COMPANY FOR THE YEAR 2019

The Company’s report of the Board of Supervisors for the year 2019 is set out in the section headed “Report of the Board of Supervisors” in the Company’s 2019 Annual Report.

RESOLUTION 3.	TO CONSIDER AND APPROVE THE FINANCIAL REPORT OF THE COMPANY FOR THE YEAR 2019

The audited financial statements and auditor’s report for the year ended 31 December 2019 are set out in the sections headed “Independent Auditor’s Report”, “Consolidated Statement of Financial Position”, “Consolidated Statement of Comprehensive Income”, “Consolidated Statement of Changes in Equity”, “Consolidated Statement of Cash Flows” and “Notes to the Consolidated Financial Statements” in the Company’s 2019 Annual Report.

RESOLUTION 4.	TO CONSIDER AND APPROVE THE PROFIT DISTRIBUTION PLAN OF THE COMPANY FOR THE YEAR 2019

In accordance with the audited financial report of the Company for the year 2019 and the requirements of relevant laws and regulations, the Board proposes the following profit distribution plan of the Company for the year 2019:

(1) A sum of RMB5,857 million (being 10% of the after-tax profit of the Company) will be allocated to the discretionary reserve fund of the Company.

APPENDIX I BUSINESS OF THE ANNUAL GENERAL MEETING

(2)   The Company proposes to pay a cash dividend of RMB0.73 per share (inclusive of tax), totaling RMB20,633 million, to all shareholders of the Company, of which RMB14,106 million is payable to China Life Insurance (Group) Company, RMB1,095 million is payable to other holders of A Shares, and RMB5,432 million is payable to holders of H Shares.

(3)   After the foregoing distributions of the after-tax profit of the Company for the year 2019, the undistributed amount will be retained as undistributed profit for distribution in future years. No public reserve capitalization is provided for in the profit distribution plan for the current financial year.

Pursuant to the relevant requirements under Article 20 of the Rules on the Regulation of Solvency of Insurance Companies No. 13: Public Disclosure of Solvency Information (《保險公司償付能力監管 規則第13 號：償付能力信息公開披露》), the Company shall announce the impact of a profit distribution plan on its solvency ratio at the same time as its release of such profit distribution plan to its shareholders. As at 31 December 2019, the Company had a core solvency ratio of 266.71% and a comprehensive solvency ratio of 276.53%. This profit distribution has affected the solvency ratio by approximately -5.78 percentage points.

RESOLUTION 5.	TO CONSIDER AND APPROVE THE REMUNERATION OF DIRECTORS AND SUPERVISORS OF THE COMPANY

(1) Payment of remuneration for the year 2018

(a) Remuneration of the then Executive Directors for the year 2018

The total salary of the then Executive Directors for the year 2018 was RMB7,893,900 (including the deferral payment of performance bonus amounting to RMB1,944,000) and their welfare (including benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company) was RMB699,400, amounting to a total remuneration of RMB8,593,300, of which RMB 6,649,300 was paid in 2018.

APPENDIX I BUSINESS OF THE ANNUAL GENERAL MEETING

(b) Remuneration of the then Supervisors for the year 2018

The total salary of the then Supervisors for the year 2018 was RMB5,452,700 (including the deferral payment of performance bonus amounting to RMB644,400) and their welfare (including benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company) was RMB1,164,400, amounting to a total remuneration of RMB6,617,100, of which RMB5,972,700 was paid in 2018.

(2) Payment of remuneration for the year 2019

As at the date of the Notice of Annual General Meeting of the Company, the standards for the performance bonus in the remuneration payable to Directors and Supervisors of the Company for the year 2019 had not been determined and the remuneration standards had not been finalized. The remuneration of Directors and Supervisors of the Company for the year 2019 was determined in accordance with the relevant regulatory requirements and the relevant remuneration management measures of the Company, the details of which are set out below:

(a) Payment of remuneration to Executive Directors

The total salary paid to the then Executive Directors for the year 2019 was RMB1,210,300 and their welfare (including benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company) was RMB214,900, amounting to a total remuneration of RMB1,425,200 in 2019.

(b) Payment of remuneration to Supervisors

The total salary paid to the then Supervisors for the year 2019 was RMB2,458,100 and their welfare (including benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company) was RMB963,100, amounting to a total remuneration of RMB3,421,200 in 2019.

APPENDIX I BUSINESS OF THE ANNUAL GENERAL MEETING

(3) Remuneration arrangements for the year 2020

(a) Remuneration arrangements of Directors

(I) Executive Directors

(i) Mr. Wang Bin, the Chairman of the Board, and Mr. Su Hengxuan, an Executive Director, will receive remuneration from the controlling shareholder of the Company pursuant to the relevant regulations.

(ii)  With respect to other Executive Directors, an assessment will be made in respect of the development of the Company and value contribution, as well as the average wages of employees of central enterprises every two years in accordance with the requirements of the Measures on the Administration of Remuneration of Directors, Supervisors and Senior Management Officers of China Life Insurance Company Limited for the purpose of making reasonable adjustments to the plan and standards of remuneration of Directors, Supervisors and senior management officers. As the above data have not been finalized and published, the remuneration of the other Executive Directors for the year 2020 will be determined according to the 2019 standards of remuneration on a temporary basis. In the event that the relevant policies are amended, such remuneration standards will be adjusted accordingly and will be proposed at the Company’s annual general meeting for the year 2020 for shareholders’ approval.

APPENDIX I BUSINESS OF THE ANNUAL GENERAL MEETING

(II) Non-executive Directors

In accordance with the regulatory requirements of the PRC, Non-executive Directors will not receive any remuneration from the Company.

(III) Independent Directors

In accordance with the proposal examined and approved by the Board of Directors, the remuneration of Independent Directors will comprise basic salary and performance bonus. In particular, the basic salary will be RMB250,000 per annum and the performance bonus will be RMB50,000 per annum. In view of the greater responsibilities to be undertaken by the members of the Audit Committee, the performance bonus for each member of the Audit Committee will increase by RMB20,000 per annum.

(b) Remuneration arrangement of Supervisors

In accordance with the requirements of the Measures on the Administration of Remuneration of Directors, Supervisors and Senior Management Officers of China Life Insurance Company Limited, the remuneration of the Chairman of the Board of Supervisors for the year 2020 will be determined according to the 2019 standards of remuneration on a temporary basis. In the event that the relevant policies are amended, such remuneration standards will be adjusted accordingly and will be proposed at the Company’s annual general meeting for the year 2020 for shareholders’ approval.

The remuneration of the Supervisors who hold positions in the Company for the year 2020 will be determined in accordance with the relevant remuneration management measures of the Company, and its implementation will be proposed at the Company’s annual general meeting for the year 2020 for shareholders’ approval.

APPENDIX I BUSINESS OF THE ANNUAL GENERAL MEETING

RESOLUTION 6.	TO CONSIDER AND APPROVE THE ELECTION OF MR. LAM CHI KUEN AS AN INDEPENDENT DIRECTOR OF THE SIXTH SESSION OF THE BOARD OF DIRECTORS OF THE COMPANY

Reference is made to the announcement of the Company dated 25 March 2020. On 25 March 2020, the Board of Directors considered and approved the proposal in relation to the nomination of Mr. Lam Chi Kuen as a candidate for Independent Director of the sixth session of the Board of Directors of the Company. The proposal is hereby submitted to the AGM for consideration and approval.

The biographical details of Mr. Lam Chi Kuen are set out below:

Mr. Lam Chi Kuen, born in 1953 in Hong Kong, was a senior consultant and partner of Ernst & Young before his retirement in 2013. Mr. Lam Chi Kuen served as an independent non-executive director of China Pacific Insurance (Group) Co., Ltd. (a company listed on the Hong Kong Stock Exchange, stock code: 02601) from 2013 to 2019, and an independent non-executive director of Leo Paper Group (Hong Kong) Limited in 2015. He is currently an independent non-executive director of China Cinda Asset Management Co., Ltd. (a company listed on the Hong Kong Stock Exchange, stock code: 01359) and an independent non-executive director of Luks Group (Vietnam Holdings) Company Limited (a company listed on the Hong Kong Stock Exchange, stock code: 00366). Mr. Lam Chi Kuen, a practicing certified public accountant in Hong Kong for approximately 35 years, has extensive experience in accounting, auditing and financial management. Mr. Lam Chi Kuen received a Higher Diploma in Accounting from the Hong Kong Polytechnic College (now the Hong Kong Polytechnic University). He is a member of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Association of Chartered Certified Accountants.

APPENDIX I BUSINESS OF THE ANNUAL GENERAL MEETING

The qualification of Mr. Lam Chi Kuen as a Director is subject to the approval of the CBIRC. Mr. Lam Chi Kuen will enter into a director’s service contract with the Company. His term of office shall be effective from the date of approval by the CBIRC and end on the expiry of the term of the sixth session of the Board of Directors. He is eligible for re-election upon expiry of his term. Mr. Lam Chi Kuen will be entitled to an annual director’s fee to be determined by the Board of Directors with reference to his duties and responsibilities and subject to approval at the shareholders’ general meeting.

Save as disclosed above, Mr. Lam Chi Kuen has not held any directorships in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, and is not connected with any Directors, senior management or substantial or controlling shareholders of the Company. Mr. Lam Chi Kuen does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Further, there is nothing in respect of the election of Mr. Lam Chi Kuen that needs to be disclosed pursuant to Rule 13.51(2) of the Hong Kong Listing Rules nor is there anything that needs to be brought to the attention of the shareholders of the Company.

Nomination policies and procedures for Independent Director

In reviewing the structure of the Board of Directors, the Nomination and Remuneration Committee will consider the Board diversity from a number of aspects, including but not limited to gender, age, cultural and educational background, professional experience, skills and knowledge. All appointments of Board members will be based on meritocracy, and candidates will be considered against criteria including talents, skills and experience as may be necessary for the operation of the Board as a whole, with a view to maintaining a sound balance of the Board’s composition.

APPENDIX I BUSINESS OF THE ANNUAL GENERAL MEETING

The Nomination and Remuneration Committee is of the view that Mr. Lam Chi Kuen, a practicing certified public accountant in Hong Kong for approximately 35 years, has extensive experience in accounting, auditing and financial management. The election of Mr. Lam Chi Kuen as an Independent Director can further replenish the professional knowledge of the Board in financial management, and contribute to the diversity of the Board. Mr. Lam Chi Kuen does not hold position as a director in seven or more listed companies, and he is able to devote sufficient time and attention to the Company. As such, on 24 March 2020, the Nomination and Remuneration Committee nominated Mr. Lam Chi Kuen to the Board for it to recommend to the shareholders for election at the AGM.

The Board considers that Mr. Lam Chi Kuen possesses the basic knowledge of operations of listed companies, is familiar with the relevant laws, administrative regulations, departmental rules and other regulatory documents and has over five years of working experiences in law, economics, finance, management or other experiences necessary for serving as an Independent Director. Moreover, Mr. Lam Chi Kuen has confirmed his independence pursuant to Rule 3.13 of the Hong Kong Listing Rules. The Board also considers that Mr. Lam Chi Kuen meets the independence guidelines set out in Rule 3.13 of the Hong Kong Listing Rules and is independent in accordance with the terms of the guidelines.

RESOLUTION 7.	TO CONSIDER AND APPROVE THE REMUNERATION OF AUDITORS OF THE COMPANY FOR THE YEAR 2019 AND THE APPOINTMENT OF AUDITORS OF THE COMPANY FOR THE YEAR 2020

As approved by the shareholders at the annual general meeting for the year 2018, Ernst & Young Hua Ming LLP was appointed as the PRC auditor and the auditor for the Form 20-F of the Company to be filed with U.S. Securities and Exchange Commission for the year 2019, and Ernst & Young was appointed as the Hong Kong auditor of the Company for the year 2019. The total remuneration of the auditors for the year 2019 is proposed to be RMB55.98 million (inclusive of tax).

APPENDIX I BUSINESS OF THE ANNUAL GENERAL MEETING

The Board proposed to re-appoint Ernst & Young Hua Ming LLP as the PRC auditor and the auditor for the Form 20-F of the Company to be filed with U.S. Securities and Exchange Commission for the year 2020, and Ernst & Young as the Hong Kong auditor of the Company for the year 2020, who will hold office until the conclusion of the annual general meeting for the year 2020, and to authorize the Board to determine their remuneration for the year 2020.

(B).	SPECIAL RESOLUTION

RESOLUTION 8.	TO CONSIDER AND APPROVE THE GENERAL MANDATE OF THE COMPANY TO ISSUE H SHARES

According to the Mandatory Provisions of Articles of Association of Companies Listing Overseas, the regulatory requirements of the jurisdictions in which the shares of the Company are listed and the requirements of the Articles of Association of the Company, it is now proposed to the Annual General Meeting to authorize the Board to determine if the Company shall issue H Shares after taking into account the market conditions and the needs of the Company, of an amount of not more than 20% of the H Shares of the Company in issue as at the date of passing of the special resolution at the AGM.

The specific terms of the authorization are contained in the Notice of Annual General Meeting of the Company dated 17 April 2020.

(C).	TO RECEIVE RELEVANT REPORTS

RESOLUTION 9.	TO RECEIVE THE DUTY REPORT OF THE INDEPENDENT DIRECTORS OF THE BOARD OF DIRECTORS OF THE COMPANY FOR THE YEAR 2019

Pursuant to the relevant regulatory requirements and the Articles of Association of the Company, the duty report of the Independent Directors of the Board of Directors of the Company for the year 2019 has been approved at the 23rd meeting of the sixth session of the Board of Directors held on 25 March 2020. No shareholders’ approval is required for such report. In accordance with the requirements of the Notice on Completing the Disclosure Work for the 2019 Annual Report of Listed Companies issued by the Shanghai Stock Exchange, the Company has separately disclosed the duty report of the Independent Directors of the Board of Directors of the Company for the year 2019. Please refer to the announcement published by the Company on 26 March 2020 for details of the report.

APPENDIX I BUSINESS OF THE ANNUAL GENERAL MEETING

RESOLUTION 10.	TO RECEIVE THE REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2019

Pursuant to the requirements under the Measures for the Administration of Connected Transactions of Insurance Companies published by the CBIRC, the board of directors of insurance companies shall prepare an annual special report on the overall status of connected transactions. No shareholders’ approval is required for such report. The report on the overall status of connected transactions of the Company for the year 2019 is set out in Appendix II to this circular for shareholders’ information.

APPENDIX II	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2019

REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2019

In 2019, China Life Insurance Company Limited (hereinafter referred to as the “Company”) seriously and continuously adhered to laws, regulations and regulatory requirements governing connected transactions, actively performed its obligations as a listed company under the regulatory rules of its jurisdictions of listing, and forged ahead with various tasks in relation to connected transactions and the management thereof. Pursuant to the provision of the Measures for the Administration of Connected Transactions of Insurance Companies promulgated by the China Banking and Insurance Regulatory Commission (hereinafter referred to as the “CBIRC”), which stipulates that “the board of insurance companies shall prepare an annual special report on the overall status of connected transactions and submit the same, together with its annual corporate governance report, to the CBIRC”, the overall status of connected transactions of the Company is hereby reported as follows:

I.	Basic Status of Connected Transactions

(I)	Major the Continuing Connected Transactions Relating to the Day to Day Operations of Company

1.	the policy management business between the Company and China Life Insurance (Group) Company (hereinafter referred to as “CLIC”);

2.

the asset management business, including the asset management business between the Company and China Life Asset Management Company Limited (hereinafter referred to as “AMC”), the asset management business between CLIC and AMC, the asset management business for alternative investments between the Company and China Life Investment Holding Company Limited (hereinafter referred to as “CLI”), as well as the asset management business between the Company and China Life Capital Investment Company (hereinafter referred to as “China Life Capital”);

3.

the subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions entered into by China Life AMP Asset Management Co., Ltd. (hereinafter referred to as “AMP”) with each of the Company, China Life Pension Company Limited (hereinafter referred to as “Pension Company”), CLIC, China Life Property and Casualty Insurance Company Limited (hereinafter referred to as “CLP&C”) and CLI;

APPENDIX II	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2019

4.

the asset management services, sale agency services for asset management products and other daily transactions as permitted by laws and regulations under the framework agreements in relation to asset management services and other daily transactions entered into by China Life Wealth Management Company Limited (hereinafter referred to as “CLWM”) with each of the Company, CLIC, CLP&C, CLI, Pension Company and China Life E-commerce Company Limited;

5.	the sale of designated insurance products by the Company in its capacity of an agent of CLP&C;

6.

the deposit, financial market and peer, financing, investment and wealth management, asset management, entrustment, agency and other daily connected transactions between the Company and China Guangfa Bank Co., Ltd. (hereinafter referred to as “CGB”);

7.

the subscription of trust products and other daily transactions permitted by laws and regulations entered into by Chongqing International Trust Inc. (hereinafter referred to as “Chongqing Trust”) with each of the Company, CLWM and AMC.

(II)	Major Connected Transactions Entered into, Renewed or Amended During the Year

1.

The Company and Sino-Ocean Group Holding Limited (hereinafter referred to as “Sino-Ocean Group”) entered into the Financial Products Transactions Framework Agreement on 27 March 2019. Upon signing by the parties, the agreement became effective on 1 April 2019 and continued to have effect until 31 December 2021.

2.	The Company and CGB entered into the 2020-2022 Framework Agreement in relation to Daily Connected Transactions on 26 December 2019, with a term of three years from 1 January 2020 to 31 December 2022.

3.

The Company and China Life Capital renewed the Cooperation ration Framework Agreement for Investment Management with Insurance Funds on 31 December 2019. The new framework agreement has a term from 1 January 2020 to 31 December 2022.

4.

The Company and AMP renewed the Framework Agreement in relation to Subscription and Redemption of Fund Products, Sale of Funds, Asset Management for Specific Clients and Other Daily Transactions on 31 December 2019, with a term from 1 January 2020 to 31 December 2022.

APPENDIX II	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2019

5.

The Company and Chongqing Trust entered into the Frame work Agreement in relation to the Subscription and Redemption of Trust Products and Other Daily Transactions on 27 December 2019, with a term from 1 January 2020 to 31 December 2022.

6.

The Company, Jiangsu Provincial Government Investment Fund (Limited Partnership) and CLP&C (each as a limited partner) entered into the Partnership Agreement of Jiangsu China Life Jiequan Equity Investment Center (Limited Partnership) with China Life (Jiangsu) Equity Investment Co., Ltd. (as the general partner) on 30 December 2019 for the formation of Jiangsu China Life Jiequan Equity Investment Center (Limited Partnership). The total capital contribution by all partners of the partnership shall be RMB5 billion, of which RMB3 billion shall be contributed by the Company. China Life Equity Investment Co., Ltd. shall act as the manager of the partnership.

7.	The Company and China Life Property Management Co., Ltd. entered into the Property Services Contract on 28 June 2019, with a term from 1 July 2019 to 30 June 2022.

8.	The Company and AMC entered into the Framework Agreement in relation to the Connected Transactions of Bond Distribution on 31 July 2019, with a term from 31 July 2019 to 31 December 2021.

9.

The Company, CLIC, AMC, CLP&C, Pension Company, China Life Insurance (Overseas) Company Limited and CLI entered into the 2019-2021 Framework Agreement in relation to the Sharing of China Life Brand Building Fees on 6 May 2019, with a term from 1 January 2019 to 30 December 2021.

10.	The Company and CLP&C entered into the Information Technology Service Agreement on 20 May 2019, with a term from 1 January 2019 to 31 December 2020.

11.	The Company and AMC entered into the Asset Management Agreement with Insurance Funds on 28 December 2018, with a term from 1 January 2019 to 31 December 2021.

12.

The Company and Harvest Fund Management Co., Ltd. entered into a supplemental agreement to the entrusted asset management agreement on 1 January 2019 for the purposes of satisfying the requirements of new rules on asset management and taxation policies, with a term from the signing date of the supplemental agreement to 31 December 2021.

APPENDIX II	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2019

13.

The Company and China Life Franklin Asset Management Co., Limited entered into the Asset Management Agreement with Insurance Funds on 31 December 2018, with a term from 1 January 2019 to 31 December 2021.

14.

The Company and CLI entered into the Entrusted Investment and Management Agreement for Alternative Investments with Insurance Funds on 31 December 2018, with a term from 1 January 2019 to 31 December 2021.

15.	The Company and Pension Company entered into the Framework Agreement in relation to Daily Business Transactions on 29 December 2018, with a term from 1 January 2019 to 31 December 2021.

All of the abovementioned connected transactions were in compliance with the applicable approval and disclosure procedures, were entered into on normal commercial terms and were in the interests of the Company and its shareholders as a whole.

II.	Implementation of the CBIRC’s New Rules and Execution of the Connected Transactions Management System of the Company

(I)	Implementation of the Measures for the Administration of Connected Transactions of Insurance Companies issued by the CBIRC

The CBIRC released and implemented the Measures for the Administration of Connected Transactions of Insurance Companies in September 2019, and the relevant departments of the Company promptly commenced their studies thereon. In order to comply with the management principle of “active management to clearly define duties and responsibilities; penetration management for tracking of capital; control over the total volume with a clear structure” proposed by the regulator, the Company pushed forward with the implementation of new regulatory rules in a coordinated and orderly manner by adopting multiple measures, such as remodeling the organizational structure of connected transactions management of the Company, redefining the scope of connected parties of the Company, adjusting the procedures for the control and approval of connected transactions, modifying the specific standards for the quarterly report of connected transactions and the disclosure of the same by classification and on an aggregated basis, and advocating and offering training courses on new rules, so as to ensure that the connected transactions of the Company were in compliance with law.

APPENDIX II	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2019

(II)	Establishment of the Connected Transactions Management System

Under the Company’s internal management system of connected transactions, including the Measures on Connected Transactions Management of China Life Insurance Company Limited (the “Measures on Connected Transactions Management”), the Company has established a relatively comprehensive connected transactions management and implementation system, which covered various aspects including: business, finance, audit, internal control, information technology, legal compliance and information disclosure. The management of the Company’s connected transactions was conducted in an orderly manner in 2019.

The existing Measures on Connected Transactions Management is one of the bases upon which the current system of the Company with respect to the management of connected transactions is established. The system was revised in 2017 in accordance with the regulatory requirements, including the Notice on Matters concerning Further Strengthening the Management of the Connected Transactions of Insurance Companies (Bao Jian Fa [2017] No. 52) issued by the former China Insurance Regulatory Commission, and the Company submitted the Report for the Filing of the “Measures on Connected Transactions Management of China Life Insurance Company Ltd.” (Guo Shou Ren Xian Cheng (2017) No. 892) to the former China Insurance Regulatory Commission for filing purpose. Currently, the Company is actively making amendments to the existing Measures on Connected Transactions Management in accordance with the latest regulatory requirements and listing rules, and after taking into account the actual situation of the Company.

(III)	Information Management of Connected Transactions

The Company determined the scope of connected parties and managed the information of connected parties in strict compliance with laws and regulations, regulatory requirements, and the listing rules of the jurisdictions where the shares of the Company are listed. The Company collected information from relevant companies, departments and personnel twice a year to update the information of connected parties in a timely manner, and used such information as the basis for identification of connected transactions. The Audit Committee confirmed the list of connected parties of the Company pursuant to the relevant requirements and reported the same to the Board and the Board of Supervisors.

The Company effectively identified connected transactions, submitted them to the corresponding authorities for approval according to the type of connected transactions and made a summary of the data of connected transactions for statistical purpose, with a view to ensuring the legal compliance of connected transactions.

APPENDIX II	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2019

(IV)	Performance of the Approval Procedures for Connected Transactions in a Diligent Manner

All departments of the Company that dealt with connected transactions managed and monitored connected transactions according to their respective duties and work allocation, including project establishment, approval, agreement execution and performance. Connected transactions that required consideration and approval by the Board and the shareholders’ general meeting were considered and approved at meetings convened pursuant to the relevant requirements. During the Board deliberations of connected transactions, the Directors who had an interest in the connected transactions abstained from voting on the relevant resolutions. The Independent Directors rendered independent and unqualified opinions on the legitimacy of the approval procedures and the reasonableness of the pricing of the transactions, and the procedures of voting were in compliance with law. Connected transactions that required examination and approval by the President’s Office were properly handled in accordance with the relevant procedures. The Connected Transactions Control Committee of the Company worked efficiently in examining and considering connected transactions, which provided business support for the President’s Office. All major departments managing connected transactions performed their respective duties and cooperated with each other closely, which ensured the performance by the Company of its approval procedures for connected transactions.

(V)	Reporting, Filing and Disclosure of Connected Transactions

The Company reported and filed connected transactions pursuant to the regulatory requirements released from time to time. The Company disclosed its connected transactions on the designated websites and selected newspapers for information disclosure pursuant to the regulatory requirements of the CBIRC and the jurisdictions where the shares of the Company are listed. In the event of any inconsistency between the requirements of domestic and overseas regulators with respect to information reporting and disclosure, the Company performed its obligations in accordance with the more stringent regulatory requirements.

APPENDIX II	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2019

For the year 2019, the Company completed the work of reporting and filing as required by regulatory authorities, including the submission of quarterly reports of connected transactions, reports on major connected transactions and reports on individual connected transactions to the CBIRC, as well as the filing of information about connected parties with the Shanghai Stock Exchange. The Company disclosed the discloseable connected transactions for the year 2019 on the designated websites for information disclosure pursuant to the regulatory requirements of the jurisdictions where the shares of the Company are listed. In accordance with the requirements of the CBIRC, connected transactions involving capital application and major connected transactions were disclosed on an individual basis or quarterly on a consolidated basis on the official website of the Company and the website of the Insurance Association of China.

(VI)	Management of Connected Transaction of Subsidiaries

Pursuant to the relevant requirements such as the Rules Governing the Listing of Securities on the Shanghai Stock Exchange, any transaction between a subsidiary of the Company and a connected party of the Company constitutes a connected transaction of the Company. The Company has been in compliance with the relevant requirements, including the listing rules and the Measures on Management of Subsidiaries of the Company, and has been managing the connected transactions of its subsidiaries effectively and performing appropriate approval and disclosure procedures.

In September 2019 after the release and implementation of the Measures for the Administration of Connected Transactions of Insurance Companies issued by the CBIRC, the Company strictly observed the regulatory requirements to make disclosure each quarter of the connected transactions of its subsidiaries by classification and on an aggregated basis and to report the same to the CBIRC.

In the future, the Company will continue to strengthen the management of connected transactions of its subsidiaries, and improve and refine the relevant management requirements in the Measures on Connected Transactions Management being amended.

APPENDIX II	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2019

(VII)	Completion of the Audit on Connected Transactions

The Company completed an annual audit on connected transactions. It was found during the audit that the Company completed various tasks in accordance with the relevant requirements in 2019, including the implementation of regulatory system in a consistent manner, reporting and disclosure of connected transactions individually and on a quarterly basis, and identification and update of connected persons. The formalities in relation to the execution of agreements for connected transactions were basically complete and the contents of such agreements were in compliance with law. The procedures for approval and disclosure of connected transactions satisfied the regulatory requirements. The Company shall further strengthen and regulate the management of connected transactions, addressing the issues of connected transactions as identified in the audit, such as late collection of fees from connected parties, inaccurate reporting of the amount of connected transactions, and time delay for signing agreements in relation to connected transactions.

In summary, in 2019, the Company carefully implemented the laws and regulations on connected transactions, implemented the new rules of the CBIRC in a timely manner, strengthened and standardized the management of connected transactions, fulfilled its obligations as a listed company in accordance with the requirements of domestic and overseas regulatory authorities, and the management and operation of the Company’s connected transactions remained normal, which effectively safeguarded the legitimate interests of the Company and the medium- and small-scale investors. The Company will supervise the implementation of corrective measures with respect to the issues identified in the audit and step up its effort to improve its work gradually.

III.	Work Plan for the Management of Connected Transactions for the Year 2020

In 2020, the Company will continue to strictly observe laws and regulations, as well as regulatory requirements, and complete all works associated with the management of connected transactions:

Firstly, the Company will make amendments to the Measures on Connected Transaction Management and further optimize the system and mechanism for the management of connected transactions of the Company in accordance with the Measures for the Administration of Connected Transactions of Insurance Companies issued by the CBIRC and the Measures on Connected Transactions Management of China Life issued by CLIC, and after taking into account the listing rules.

APPENDIX II	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2019

Secondly, the Company will accelerate and promote the construction of connected transactions system in all aspects, enhance the key functions of the system including connected transactions analysis and connected transactions information database, and strive to improve the system with highest stability and excellent performance, so as to achieve the information management of connected parties and connected transactions.

Thirdly, the Company will continue to regard the compliance management of connected transactions as its important task, and establish and optimize the line of defense for the compliance management of daily connected transactions, so as to hold on to the bottom line of compliance risk. By increasing its awareness on connected transactions management, devoting more efforts on executing the connected transactions management system, and regulating the existing mechanism and process, the Company will strengthen the supervision, control and implementation of connected transactions.

This report is hereby submitted for your review.

Board of Directors of China Life Insurance Company Limited

Note:	The English version of this Appendix is for reference only. If there is any inconsistency between the Chinese and English versions, the Chinese version shall prevail.